EXHIBIT 99.2

                             MANAGEMENT'S PROPOSAL


Dear Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUICAO, aiming at meeting the current needs of the Company, has the following proposal to present to the Shareholders in the Special Stockholder's Meeting:

(i) To change the Company's business purposes, with the aim at having the possibility to develop a new activity related to the retail commerce of veterinary products in general. If this proposal is approved, another item should be inserted, and the others should be renumbered, in the Paragraph 1 of the Article 2 of the By-Laws, which should have the following wording, with the Paragraph 2 of the same article remaining unchanged:

"ARTICLE 2 - The business purpose of the Entity is to trade manufactured, semi-manufactured or "in natura" products, national or foreign, of every kind and species, nature or quality, provided they are not forbidden by law.

Paragraph 1 - The Entity would also be able to perform the following activities:

a) The industrialization, processing, exporting, importing and representation of products, via third parties or on their own account;

b) The international trade, including coffee;

c) Importing, distributing and marketing cosmetic products of hygiene, personal care and perfumery; sanitary and domissanitary products and nutritional supplements;

d) The general commerce of drugs and medicines, homeopathic and pharmaceutical specialties; chemical products, accessories, dentistry items, instruments and surgical appliances; the fabrication of chemical products and pharmaceutical specialties, which can be specialized such as Allopathic Pharmacy or Drugstore, Homeopathic Pharmacy or Drugstore or Compounding Pharmacy of each specialty;

e) Commerce of oil products and byproducts, fuel of any species, also being able to render technical assistance services, service shops, repair, wash, lubrication, sale of accessories and other related services, of any vehicles in general;

f) The commerce of veterinary products, drugs and medicines in general; veterinary's office, clinic and hospital and pet shop with bath and grooming salon;

g) The rental of videocassette tapes;

h) Rendering services of photographic, cinematographic studios and similar services;

i) The practice and administration of real estate transactions, purchasing, promoting lots of land and the incorporation, renting and selling real estate assets, both their own or from third parties;

j) To act as a distributor, agent and representative of businessmen (traders or industry owners) inside or outside the country, and in this quality, on the constituents' account or on its own account to acquire, retain, have and make any operations and transactions of its own interest or of the constituents' interest;

k) Data processing services;

l) The exploitation of buildings and construction of all types, on its own account or third parties account, the purchase and sale of construction materials and the installation and the maintenance of air-conditioning system and cargo elevators;

m) Application of domissanitary products;

n) Transport of cargos in general by road, for its own products, being able to store them, inclusive;

o) Advertising in general, and this might be extended to other fields that are compatible or connected, respecting the legal restrictions;

p) The purchase, sale and distribution of books, magazines, newspapers, journals and similar products;

q) Making studies, analyses, planning and market researches;

r) Making tests to launch new products, packages and brands;

s) The elaboration of strategies and analyses of the sales behavior by industry, special promotions and advertising;

t) Representing other entities, national or foreign, and the participation in other entities, with any form or business purpose.

Paragraph 2 - The Entity will offer guarantees or give pledges in business of its interest, being forbidden those that are for favor only."

(ii) The merger of the Entity GOLDEN AUTO POSTO LTDA. The merger of the mentioned entity with Companhia Brasileira de Distribuicao will allow for savings in the operating costs. Therefore, this merger is justified, as it will bring advantages for the involved entities, resulting in an administrative and management simplification, with savings in the operating costs, allowing for a more agile development of the activities now performed by both entities. In order to evaluate the net equity of the merged entity, this Management appoints, for ulterior evaluation or ratification by the shareholders/partners, the firm Magalhaes Andrade S/S Auditores Independentes, as the evaluating firm that will prepare the Evaluation Report, which will be submitted for the approval of the shareholders and the partners of the entities involved in this merger. In order to make the referred merger effective, the Management should sign all the necessary documents, including the Protocol of Merger and Justification.

The Managers present in the Meeting will be able to give all the information the shareholders might think convenient and necessary in order to make their sovereign decision. This is the proposal that we have to present, and which we hope to be approved.


                            Sao Paulo, June 04, 2004





                                 THE MANAGEMENT